May 5, 2009

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	ProLink Holdings Corp.
Form 8-K Filed April 24, 2009
File No. 000-25007

Dear Mr. Wilson:

In response to your inquiry of April 30, 2009, we had been informed by our auditors, Semple, Marchal & Cooper, LLP, that due to outstanding fees they no longer met the independence rules as promulgated by the United States Securities and Exchange Commission and the AICPA.  As such, they were unable to perform attest services in regard to our audit for the year ended December 31, 2008, until such time as the fees were brought current.  Due to the current depressed economic environment, we had contemplated the possibility that we may not be able to file the Annual Report on Form 10-K for the year ended December 31 2008.  This prompted the auditor’s resignation as the auditor of record.

However, due to recent changes in our ability to undertake a financing, we were able to remit the past due fees and elected to reinstate Semple, Marchal & Cooper, LLP, as our auditors of record.  Based on discussions with Semple, Marchal & Cooper, LLP, and our knowledge of our payment history, Semple, Marchal & Cooper, LLP, were independent for the periods upon which they opined on.

Further, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments do not foreclose the Commission from taking any action with respect to the filing; and, that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require additional clarification, please do not hesitate to contact us.

Sincerely,

/s/ Lawrence D. Bain

Lawrence D. Bain, CEO